

July 25, 2014

Mr. Richard J. Doleshek
Executive Vice President, CFO and Treasurer
QEP Resources, Inc.
1050 17th Street, Suite 500
Denver, CO 80265

Re: QEP Resources, Inc.
Form 10-Q for Quarter Ended March 31, 2014
Filed May 7, 2014
File No. 1-34778

Dear Mr. Doleshek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Financial Statements, page 2

Unaudited Notes Accompanying the Condensed Consolidated Financial Statements, page 6

Note 15 – Subsequent Events, page 25

1. Disclosure under this note indicates that you have agreed to sell certain non-core properties for an aggregate sales price of approximately $807.5 million, and that these properties have an aggregate net book value of approximately $886.0 million as of the effective date of January 1, 2014. Tell us whether you tested these properties for impairment as of March 31, 2014. As part of your response, explain to us whether you considered these properties "held and used" or "held for sale" as of that date. If you did not test these properties for impairment as of March 31, 2014, explain to us your basis for

concluding that no testing was necessary. If you did test these properties for impairment, describe for us, in reasonable detail, all material assumptions, including those related to volumes and prices, used in your test. See FASB ASC paragraphs 360-10-35-21(f) and 360-10-45-9.

2. Tell us the timeline of all significant events leading up to the agreement to sell the properties discussed under this note. As part of your response, explain to us whether these properties were included in the non-core properties that you indicated you expected to sell in your press release dated December 9, 2013, which was included in your Form 8-K dated December 6, 2013.

3. The transcript from your first quarter 2014 earnings call indicates that you intend to bring several additional noncore Midcontinent assets to market. Identify these assets for us, and tell us whether you tested them for impairment as of March 31, 2014. As part of your response, explain to us whether you considered these assets "held and used" or "held for sale" as of that date. If you did not test these assets for impairment as of March 31, 2014, explain to us your basis for concluding that no testing was necessary. If you did test these properties for impairment, describe for us, in reasonable detail, all material assumptions, including those related to volumes and prices, used in your test. See FASB ASC paragraphs 360-10-35-21(f) and 360-10-45-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant